SONIA A. SHEWCHUK

SShewchuk@faegre.com

612.766.7810

February 3, 2011

Joseph McCann

Senior Counsel

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Hutchinson Technology Incorporated
Registration Statement on Form S-4
Amended January 26, 2011
File No. 333-171614

Schedule TO-I
Amended January 26, 2011
File No. 005-37228

Dear Mr. McCann:

On behalf of Hutchinson Technology Incorporated (the “Company”), for which we are serving as counsel, we are pleased to submit the following responses to the comments of the Staff as set forth in your letter to the Company dated February 1, 2011, regarding the Company’s amended Registration Statement on Form S-4 and amended Schedule TO-I, each filed on January 26, 2011. This letter should be read in conjunction with revised Exhibit 5.1 filed as an exhibit to Amendment No. 2 to the Registration Statement (the “Registration Statement Amendment”), which was filed by the Company on the date hereof with the Commission. For convenience, each of the Staff’s consecutively numbered comments is set forth herein, followed by the Company’s response in bold.

Registration Statement on Form S-4

Exhibit 5.1

1.	Comment: With respect to the limitations in items (iii) and (iv) following paragraph (3) on page 2 of the opinion, please file an opinion of counsel that does not contain these limitations, or tell us why you believe they are appropriate.

Response: The opinion has been revised to delete the limitations referred to in Comment No. 1.

2.	Comment: With reference to the assumptions that appear in clause (b) of the penultimate paragraph on page 2 and clauses (e) through (i) in the final paragraph on page 2, it is inappropriate to shift the burden of these matters to investors. Please have counsel revise the opinion accordingly.

Response: The opinion has been revised to delete the assumptions referred to in Comment No. 2.

3.	Comment: We refer to the first paragraph on page 3 of the opinion. Please tell us how counsel’s statement that the opinion is “subject to the effect of generally applicable laws” is consistent with the Regulation S-K, Item 601(b) requirement to provide an opinion of counsel as to the legality of the securities being registered. In this regard, it is unclear how counsel can render a legality opinion without considering all relevant law, including the enumerated laws of general applicability. We may have further comment after reviewing your response.

Response: The opinion has been revised to delete the paragraph referred to in Comment No. 3.

If we can facilitate the Staff’s review of the Registration Statement Amendment or revised Exhibit 5.1, or if the Staff has any questions on any of the information set forth herein, please telephone me at (612) 766-7810 or Dawn Holicky at (612) 766-7103. Our fax number is (612) 766-1600. Thank you again for your time and consideration.

Very truly yours,

FAEGRE & BENSON LLP

/s/ Sonia A. Shewchuk

Sonia A. Shewchuk

cc:	Perry Hindin, Special Counsel, Office of Mergers & Acquisitions
David P. Radloff
Peggy Steif Abram